JOYMAIN INTERNTIONAL DEVELOPMENT GROUP INC.

2451 NW 109 Avenue,
Suite 9, Miami, FL 33712

April 23, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Asia Timmons-Pierce

Re:	Joymain International Development Group Inc.
Registration Statement on Form S-1
Filed February 11, 2015
File No. 333-202010

Dear Ms. Timmons-Pierce:

We filed a registration statement on Form S-1, File No. 333-202010 (the “Original Report”), to register a resale of up to 51,720,000 shares of Common Stock of the Company on February 11, 2015, and Amendment No. 1 to Original Report (the “Amendment No. 1”) on March 25, 2015, Amendment No. 2 to Original Report on April 14, 2015 and Amendment No. 3 to Original Report on April 21, 2015. We are hereby requesting that the Registration Statement be declared effective at __10:00am___ Eastern Standard Time on April 24, 2015.

We acknowledge that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

  The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Joymain International Development Group Inc..

/s/  Suqun Lin
By: Suqun Lin
President, Chief Executive Officer,
Secretary and Director